

December 20, 2023

Julie Zeiler
Chief Financial Officer
IRobot Corporation
8 Crosby Drive
Bedford , MA 01730

      Re: IRobot Corporation
         Form 10-K for the fiscal year ended December 31, 2022
         Filed February 14, 2023
         Response Letter Dated September 8, 2023
         File No. 001-36414

Dear Julie Zeiler:

      We have reviewed your September 8, 2023 response to our comment letter and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 8, 2023 letter.

Form 10-K for the fiscal year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Financial Metrics and Non-GAAP Financial Measures, page 32

1.   We reviewed your response to prior comment 1. We continue to believe IP litigation expenses are normal, recurring, cash operating expenses. Please revise future filing to not exclude IP litigation expenses from Non-GAAP financial measures in any current, future or prior period presented. Please refer to Questions 100.01 and 100.02 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Please contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing